Exhibit 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Mitchells & Butlers plc

2. Name of shareholder having a major interest

Standard Life Group

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5. Number of shares / amount of stock acquired

53,331

6. Percentage of issued class

0.011%

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares.

10. Date of transaction

30 September 2005

11. Date company informed

3 October 2005

12. Total holding following this notification

19,942,316

13. Total percentage holding of issued class following this notification

4.002%

14. Any additional information

15. Name of contact and telephone number for queries

Victoria M Penrice 0121 498 4526

16. Name and signature of authorised company official responsible for making this notification

Victoria M Penrice

Date of notification

3 October 2005

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